June 25, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549-3561
Attention:  H. Christopher Owings, Assistant Director

Re:	Culp, Inc.
Form 10-K for the Fiscal Year Ended April 27, 2008, filed July 10, 2008
Form 10-Q for the Fiscal Quarter Ended February 1, 2009, filed March 13, 2009
Definitive Proxy Statement on Schedule 14A, filed August 26, 2008
File No. 1-12597

Ladies and Gentlemen:

We received a letter dated June 10, 2009 from the Division of Corporate Finance containing additional comments on the company’s filings with the Commission listed above.  We have previously responded to the first seven of those comments.  This letter is delivered in response to the final two comments in your letter of June 10 (relating to the Definitive Proxy Statement).  The responses below use the same numbering system included in your letter.

Definitive Proxy Statement on Schedule 14A

Voting Securities, page 4

8.           Comment:

We note your response to comment 13 in our letter dated March 23, 2009.  We reissue our comment.  Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by T. Rowe Price Associates, Inc., Dimensional Fund Advisors Inc. and Praesidium Investment Management Company, LLC.

Securities and Exchange Commission
June 25, 2009

__________________________________

Response:

In future filings, we will disclose the natural person(s) or public company that has ultimate voting or investment control in our table of five percent shareholders, to the extent that information is known to us.  For T. Rowe Price Associates, Inc., Dimensional Fund Advisors Inc. and Praesidium Investment Management Company, LLC, the requested information is not available to us and is not included in filings pursuant to Section 13 of the Exchange Act.  We note that the most recent filing by Praesidium discloses that Kevin Oram and Peter Uddo (same address as Praesidium) “may be deemed to control Praesidium,” which is the entity that has the power to vote and invest the shares disclosed as beneficially owned by Praesidium, and comparable information will be disclosed in future filings, to the extent known to us.

Compensation Discussion and Analysis, page 15

Annual incentive bonus, page 18

9.           Comment:

We note your response to comment 14 in our letter dated March 23, 2009.  We note that you provided the categories of financial performance measures such as operating income, free cash flow, and return on capital but not the quantitative thresholds for each performance category.  In this regard, we reissue our comment.  Please disclose your quantitative thresholds or goals for your executives to receive an annual incentive bonus or, to the extent you believe disclosure of these thresholds or goals would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.

Response:

In future filings, we will disclose annual bonus performance targets to the extent that they relate to completed years and to the extent that they include company-wide or whole segment performance measures, as all of the performance targets did in fiscal 2008.  If the performance targets are more limited in scope in the future (involving a specific region or segment of the company for which financial results are not publicly disclosed) and we determine that the disclosure of these performance targets would lead to competitive harm, we will explain the competitive harm and further discuss how difficult it will be for the executive or how likely it will be for the company to achieve the undisclosed target levels, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K.

For 2008, in addition to the information previously disclosed in the 2008 proxy statement, a quantitative discussion of the thresholds for each performance measure would have included the following:

The thresholds for all named executives except Mr. Culp, IV were operating income at $10.5 million for minimum, $14.0 million for target, $16.0 million for maximum, and $18.0 million for super maximum.  Free cash flow thresholds were $5.0 million for minimum, $6.3 million for target, $7.8 million for maximum, and $9.3 million for super maximum.  Return on capital thresholds were 9.5% for minimum, 12.7% for target, 14.5% for maximum, and 16.4% for super maximum.

Securities and Exchange Commission
June 25, 2009

__________________________________

The thresholds for Mr. Culp, IV were based upon the performance of the mattress fabrics segment only.  These thresholds for operating income were $12.0 million for minimum, $14.0 million for target, $15.0 million for maximum, and $16.0 million for super maximum.  The free cash flow thresholds for the mattress fabrics segment were $16.0 million for minimum, $16.7 million for target, $16.9 million for maximum, and $17.4 million for super maximum.  The return on capital thresholds for the mattress fabrics segment were 28.0% for minimum, 30.0% for target, 32.0% for maximum, and 34.0% for super maximum.

The actual results that determined incentive bonus for all named executives except Mr. Culp, IV were as follows:  Operating income was $11.8 million, free cash flow was $14.2 million, and return on capital was 11.4%, as calculated in accordance with the plan.  As previously disclosed in the 2008 proxy statement, these levels represented operating income between the minimum and target level, free cash flow at the super maximum level, and return on capital between the minimum and target level.  This resulted in an incentive bonus of 98% of the target levels previously disclosed in the “Grants of Plan-Based Awards” table.

For Mr. Culp, IV, the results of the mattress fabrics segment that determined his incentive bonus were as follows:  Operating income was $14.7 million, free cash flow was $18.5 million, and return on capital was 37.2%, as calculated in accordance with the plan.  As previously disclosed in the 2008 proxy statement, the mattress fabrics segment achieved operating income between the target and maximum levels and reached the super maximum levels for free cash flow and return on capital, which resulted in Mr. Culp, IV receiving an incentive bonus of 174% of his target opportunity set forth in the “Grants of Plan-Based Awards” table.

Conclusion

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
June 25, 2009

__________________________________

We hope that the company has adequately addressed all of the concerns included in the staff’s letter with respect to the comments addressed in this response letter.  We appreciate your review of these responses.  If you have further comments or any questions about our responses, please contact the undersigned at the address and telephone number listed above.  Thank you for your consideration.

Sincerely yours,

Culp, Inc.

/s/ Kenneth R. Bowling

Kenneth R. Bowling
Vice President and Chief Financial Officer